Exhibit 99.1

WNS Announces Fiscal 2024 Fourth Quarter and Full Year Earnings,

Provides Guidance for Fiscal 2025

NEW YORK, LONDON, MUMBAI; April 25, 2024 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global digital-led Business Process Management (BPM) solutions, today announced results for the fiscal 2024 fourth quarter and full year ended March 31, 2024.

Highlights – Fiscal 2024 Fourth Quarter:

GAAP Financials

•  Revenue of $336.8 million, up 6.9% from $314.9 million in Q4 of last year and up 3.2% from $326.2 million last quarter

•  Profit of $12.6 million, compared to $36.4 million in Q4 of last year and $39.6 million last quarter

•  Diluted earnings per share of $0.26, compared to $0.72 in Q4 of last year and $0.81 last quarter

Non-GAAP Financial Measures*

•  Revenue less repair payments of $325.9 million, up 6.9% from $305.0 million in Q4 of last year and up 3.2% from $315.9 million last quarter

•  Adjusted Net Income (ANI) of $54.1 million, compared to $52.4 million in Q4 of last year and $58.2 million last quarter

•  Adjusted diluted earnings per share of $1.12, compared to $1.04 in Q4 of last year and $1.18 last quarter

Other Metrics

•  Added 9 new clients in the quarter, expanded 40 existing relationships

•  Days sales outstanding (DSO) at 33 days

•  Global headcount of 60,125 as of March 31, 2024

Highlights – Fiscal 2024 Full Year:

GAAP Financials

•  Revenue of $1,323.4 million, up 8.1% from $1,224.3 million in fiscal 2023

•  Profit of $140.1 million, compared to $137.3 million in fiscal 2023

•  Diluted earnings per share of $2.83, compared to $2.70 in fiscal 2023

Non-GAAP Financial Measures*

•  Revenue less repair payments of $1,284.3 million, up 10.5% from $1,162.0 million in fiscal 2023

•  Adjusted Net Income (ANI) of $217.0 million, compared to $196.1 million in fiscal 2023

•  Adjusted diluted earnings per share of $4.38, compared to $3.86 in fiscal 2023

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the fourth quarter was $336.8 million, representing a 6.9% increase versus Q4 of last year and an increase of 3.2% from the previous quarter. Revenue less repair payments* in the fourth quarter was $325.9 million, increasing 6.9% year-over-year and 3.2% sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal fourth quarter was up 5.9% versus Q4 of last year and 2.4% sequentially. Year-over-year, Q4 revenue improved as a result of new client additions, the expansion of existing relationships, and favorable currency movements. These benefits were partially offset by the offshore delivery transition of a large internet client and volume reductions with certain clients. Sequentially, demand for cost-reduction focused initiatives and favorable currency movements more than offset headwinds from volume reductions with certain clients.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Profit in the fiscal fourth quarter was $12.6 million, as compared to $36.4 million in Q4 of last year and $39.6 million in the previous quarter. Year-over-year, profit decreased as a result of a $30.9 million intangible asset impairment relating to our large Healthcare client contract termination, annual wage increases, expenses associated with our ADS program termination and transition to voluntarily reporting on US domestic issuer forms, and one-time tax and interest income benefits in Q4 of last year. These headwinds were partially offset by revenue growth, improved productivity, favorable impacts from currency movements, and reductions in share based compensation, amortization of intangibles, and acquisition related expenses. Sequentially, Q4 profit decreased as a result of the $30.9 million intangible asset impairment, a one-time tax benefit of $9.5 million resulting from the reversal of a deferred tax liability in Q3, and expenses associated with our ADS program termination and transition to voluntarily reporting on US domestic issuer forms. These headwinds were partially offset by revenue growth, improved productivity, favorable currency impacts, and reductions in share based compensation, amortization of intangibles, and acquisition related expenses.

Adjusted net income (ANI)* in Q4 was $54.1 million, as compared to $52.4 million in Q4 of last year and $58.2 million in the previous quarter. Explanations for the ANI* movements on a year-over-year and sequential basis are the same as described for GAAP profit above with the exception of amortization of intangible expenses, share-based compensation expense, impairment of intangible assets, costs associated with ADS program termination and transition to voluntarily reporting on US domestic issuer forms, acquisition-related items, and associated tax impacts which are excluded from ANI*.

From a balance sheet perspective, WNS ended Q4 with $244.3 million in cash and investments and $179.2 million in debt. In Q4, the company generated $67.6 million in cash from operations, incurred $10.4 million in capital expenditures, and repaid $8.0 million in debt. WNS also repurchased 1,200,000 ADSs at an average price of $59.62, impacting Q4 cash by $71.5 million. Fourth quarter days sales outstanding were 33 days, as compared to 32 days reported in Q4 of last year and 35 days in the previous quarter.

“In the fiscal fourth quarter, WNS grew our constant currency revenue less repair payments* by 5.9% year-over-year and 2.4% sequentially, and expanded year-over-year adjusted diluted earnings per share* by 8.3%,” said Keshav Murugesh, WNS’ Chief Executive Officer. “Despite significant headwinds and a weak macro environment in fiscal 2024, WNS grew our full year constant currency revenue less repair payments* by 9.9%, delivered industry-leading adjusted operating margins* of 21.5%, and grew adjusted diluted earnings per share* by 13.5%. In addition, we repurchased 3.3 million shares of stock representing approximately 7% of the outstanding diluted shares at the end of fiscal 2023 while continuing to aggressively invest in digitally-led solutions including AI and Generative AI. WNS also terminated our ADS program and listed our ordinary shares on the NYSE on March 28, 2024, positioning the company for improved access to capital. The company remains committed to driving strong operational and financial execution, investing for the future, and generating long-term sustainable business value for all of our stakeholders.”

Fiscal 2025 Guidance

WNS is providing guidance for the fiscal year ending March 31, 2025, as follows:

•

Revenue less repair payments* is expected to be between $1,293 million and $1,357 million, up from $1,284.3 million in fiscal 2024. Guidance assumes an average GBP to USD exchange rate of 1.27 versus 1.26 in fiscal 2024.

•	ANI* is expected to range between $206 million and $218 million versus $217.0 million in fiscal 2024. Guidance assumes an average USD to INR exchange rate of 83.0 versus 82.8 in fiscal 2024.

•	Based on a diluted share count of 47.5 million shares, the company expects fiscal 2025 adjusted diluted earnings per share* to be in the range of $4.34 to $4.59 versus $4.38 in fiscal 2024.

“The company has provided our initial forecast for fiscal 2025 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’ Chief Financial Officer. “Our guidance for the full year reflects growth in revenue less repair payments* of 1% to 6% on a reported* basis, and 0% to 5% on a constant currency* basis. For the year, we continue to expect capital expenditures of up to $65 million.”

Conference Call

WNS will host a conference call on April 25, 2024, at 8:00 am (Eastern) to discuss the company’s quarterly results. To access the call in “listen-only” mode, please join live via the company’s investor relations website at ir.wns.com. For call participants, please register using this online form to receive your dial-in number and unique PIN/passcode which can be used to access the call. A replay of the webcast will be archived on the company website at ir.wns.com.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 600 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of March 31, 2024, WNS had 60,125 professionals across 65 delivery centers worldwide including facilities in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, expressed or implied forward-looking statements relating to discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, our expectations concerning our future financial performance and growth potential, including our fiscal 2025 guidance, estimated capital expenditures, expected foreign currency exchange rates, and the expected resulting benefits from the termination of our ADS program and listing of our ordinary shares. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions, our dependence on a limited number of clients in a limited number of industries; the impact of the ongoing COVID-19 pandemic on our and our clients’ business, financial condition, results of operations and cash flows; currency fluctuations; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; telecommunications or technology disruptions; our ability to attract and retain clients; negative public reaction in the US or the UK to offshore outsourcing; our ability to collect our receivables from, or bill our unbilled services to our clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; future regulatory actions and conditions in our operating areas; and our ability to manage the impact of climate change on our business. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey EVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended			Year ended
	Mar 31, 2024	Mar 31, 2023	Dec 31, 2023	Mar 31, 2024	Mar 31, 2023
Revenue	$336.8	$314.9	$326.2	$1,323.4	$1,224.3
Cost of revenue	214.8	202.1	208.9	844.9	801.5

Gross profit	121.9	112.8	117.3	478.4	422.7
Operating expenses:
Selling and marketing expenses	19.3	17.1	20.3	78.3	63.5
General and administrative expenses	44.6	43.7	45.6	183.6	169.3
Foreign exchange (gain) / loss, net	(0.3)	2.3	0.5	(0.7)	(1.0)
Impairment of intangible assets	30.9	—	—	30.9	—
Amortization of intangible assets	7.0	8.9	8.6	33.0	23.6

Operating profit	20.5	40.8	42.3	153.3	167.3

Other income, net	(4.9)	(5.8)	(4.1)	(39.4)	(16.0)
Finance expense	7.3	6.6	7.1	29.1	18.8

Profit before income taxes	18.0	40.1	39.3	163.6	164.5
Income tax expense	5.5	3.7	(0.4)	23.4	27.2

Profit after tax	$12.6	$36.4	$39.6	$140.1	$137.3

Earnings per share of ordinary share
Basic	$0.27	$0.75	$0.84	$2.97	$2.85
Diluted	$0.26	$0.72	$0.81	$2.83	$2.70

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Mar 31, 2024	As at Mar 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$87.4	$127.9
Investments	156.5	101.1
Trade receivables, net	124.6	113.1
Unbilled revenue	107.8	99.8
Funds held for clients	6.9	9.4
Derivative assets	5.8	6.4
Contract assets	11.9	12.6
Prepayments and other current assets	30.4	33.9

Total current assets	531.4	504.1

Non-current assets:
Goodwill	356.3	353.6
Intangible assets	124.4	179.2
Property and equipment	73.7	62.4
Right-of-use assets	163.6	175.5
Derivative assets	1.9	2.7
Investments	0.3	75.9
Contract assets	52.8	54.7
Deferred tax assets	49.2	46.7
Other non-current assets	59.0	49.6

Total non-current assets	881.4	1,000.4

TOTAL ASSETS	$1,412.8	$1,504.4

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$25.0	$25.4
Provisions and accrued expenses	31.2	41.8
Derivative liabilities	4.0	7.5
Pension and other employee obligations	105.4	107.9
Short term line of credit	40.0	—
Current portion of long-term debt	36.7	36.1
Contract Liabilities	12.9	15.7
Current taxes payable	8.3	2.2
Lease liabilities	28.1	26.6

Other liabilities	19.9	40.7

Total current liabilities	311.3	303.8

Non-current liabilities:
Derivative liabilities	0.6	2.4
Pension and other employee obligations	24.6	19.5
Long-term debt	102.5	137.3
Contract liabilities	12.6	9.7
Other non-current liabilities	13.9	20.8
Lease liabilities	162.1	172.3
Deferred tax liabilities	19.4	37.3

Total non-current liabilities	335.7	399.5

TOTAL LIABILITIES	$647.0	$703.3

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 45,684,145 shares and 48,360,817 shares; each as at March 31, 2024 and March 31, 2023, respectively)	7.3	7.7
Share premium	2.4	81.1
Retained earnings	1,004.0	951.6
Other Reserves	6.1	6.8
Other components of equity	(254.1)	(246.0)

Total shareholders’ equity	$765.7	$801.1

TOTAL LIABILITIES AND EQUITY	$1,412.8	$1,504.4

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 16, 2023.

Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in our BFSI segment, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 16, 2023.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and Euro.

WNS also presents or discusses (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding goodwill & intangible impairment, share-based compensation expense, acquisition-related expenses or benefits, costs related to the exchange of ADSs to ordinary shares, costs related to change to US GAAP reporting and voluntarily filing on US domestic issuer forms with SEC and amortization of intangible assets) as a percentage of revenue less repair payments, (2) ANI, which is calculated as profit excluding goodwill & intangible impairment, share-based compensation expense, acquisition-related expenses or benefits, costs related to the termination of ADS program and listing of ordinary shares, costs related to the transition to voluntarily reporting on US domestic issuer forms and amortization of intangible assets and including the tax effect thereon, (3) Adjusted net income margin, which refers to ANI as a percentage of revenue less repair payments, (4) net cash, which refers to cash and cash equivalents plus investments less long-term debt (including the current portion and short term) and other non-GAAP financial measures included in this release as supplemental measures of its performance.

Acquisition-related expenses or benefits consists of transaction costs, integration expenses, employment-linked earn-out as part of deferred consideration and changes in the fair value of contingent consideration including the impact of present value thereon. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) to evaluate the effectiveness of its business strategies and (ii) (with certain adjustments) as a factor in evaluating management’s performance when determining incentive compensation. WNS is excluding acquisition-related expenses as described above with effect from fiscal 2023 second quarter.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’ financial results prepared in accordance with IFRS.

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per share without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles and acquisition-related expenses or benefits associated with future acquisitions, goodwill impairment and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per share) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings per share*, respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Year ended
	Mar 31, 2024	Mar 31, 2023	Dec 31, 2023	Mar 31, 2024	Mar 31, 2023
	(Amounts in millions)			(Amounts in millions)
Revenue (GAAP)	$336.8	$314.9	$326.2	$1,323.4	$1,224.3
Less: Payments to repair centers	10.9	9.9	10.3	39.1	62.2
Revenue less repair payments (non-GAAP)	$325.9	$305.0	$315.9	$1,284.3	$1,162.0
Exchange rate impact	0.8	3.5	3.2	5.0	11.4
Constant currency revenue less repair payments (non-GAAP)	$326.7	$308.5	$319.1	$1,289.2	$1,173.4

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2024	Mar 31, 2023	Dec 31, 2023	Mar 31, 2024	Mar 31, 2023
	(Amounts in millions)			(Amounts in millions)
Operating profit (GAAP)	$20.5	$40.8	$42.3	$153.3	$167.3
Add: Share-based compensation expense	9.0	11.8	13.1	51.7	49.7
Add: Amortization of intangible assets	7.0	8.9	8.6	33.0	23.6
Add: Impairment of intangible assets	30.9	—	—	30.9	—
Add: Acquisition-related expenses	0.6	1.2	1.0	3.7	3.8
Add: Costs related to the termination of ADS program and listing of ordinary shares	3.6	—	—	3.6	—
Add: Costs related to the transition to voluntarily reporting on US domestic issuer forms	0.1	—	—	0.1	—
Adjusted operating profit (non-GAAP)	$71.7	$62.7	$65.0	$276.3	$244.5
Operating profit as a percentage of revenue (GAAP)	6.1%	13.0%	13.0%	11.6%	13.7%
Adjusted operating profit as a percentage of revenue less repair payments (non-GAAP)	22.0%	20.6%	20.6%	21.5%	21.0%

Reconciliation of profit (GAAP) to ANI (non-GAAP)

	Three months ended			Year ended
	Mar 31, 2024	Mar 31, 2023	Dec 31, 2023	Mar 31, 2024	Mar 31, 2023
	(Amount in millions, except per share data)
Profit (GAAP)	$12.6	$36.4	$39.6	$140.1	$137.3
Add: Share-based compensation expense	9.0	11.8	13.1	51.7	49.7
Add: Amortization of intangible assets	7.0	8.9	8.6	33.0	23.6
Add: Impairment of intangible assets	30.9	—	—	30.9	—
Add: Acquisition-related expenses / (benefits), net(1)	0.3	1.5	1.2	(17.7)	4.5
Add: Costs related to the termination of ADS program and listing of ordinary shares	3.6	—	—	3.6	—
Add: Costs related to the transition to voluntarily reporting on US domestic issuer forms	0.1	—	—	0.1	—
Less: Tax impact on above(2)	(9.3)	(6.2)	(4.5)	(24.8)	(19.0)
Adjusted Net Income (non-GAAP)	$54.1	$52.4	$58.2	$217.0	$196.1
Profit after tax as a percentage of revenue (GAAP)	3.7%	11.6%	12.2%	10.6%	11.2%
Adjusted net income as a percentage of revenue less repair payments (non-GAAP)	16.6%	17.2%	18.4%	16.9%	16.9%
Adjusted diluted earnings per share (non-GAAP)	$1.12	$1.04	$1.18	$4.38	$3.86

(1)	Acquisition related expenses / (benefits) includes reversal of contingent consideration related to acquisition of Vuram and The Smart Cube

(2)

The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets, acquisition-related expenses and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.

Reconciliation of net cash

	As at Mar 31, 2024	As at Mar 31, 2023
	(Amounts in millions)
Gross cash (including investments)	$244.3	$304.9
Less: Debt (short term and long term)	(179.2)	(173.4)
Net cash	$65.1	$131.5